RECEIVED

2004 APR 22 A 9:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

04024508

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 04/19/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Annual General Meeting of Zurich Financial Services" dated April 16, 2004

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Helsh

Andres Christen

Enclosure

dly 4/22

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Annual General Meeting of Zurich Financial Services

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, April 16, 2004 –The Annual General Meeting of Zurich Financial Services (Zurich) today has approved a nominal value reduction of its share capital giving way to a payout to shareholders of CHF 2.50 per registered share and it elected Thomas K. Escher to the Board of Directors. 1,683 shareholders, representing 23,774,443 registered shares or 16.5 percent of the share capital, attended the meeting in Zurich.

Shareholders of Zurich approved amendments of the Articles of Incorporation giving way to a nominal value reduction of each registered share from CHF 9 to CHF 6.50, with the difference of CHF 2.50 per share being paid to shareholders. The share capital will be reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to a new total of CHF 936,045,207.50. The payment of CHF 2.50 per registered share free of charge is expected by July 1, 2004, subject to necessary legal filings and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.

Thomas K. Escher (55) was elected to the Board of Directors for a two-year term. In addition, the following Board members were re-elected: Lodewijk van Wachem for a one-year term, Philippe Pidoux for a two-year term, and Armin Meyer and Rolf Watter for three-year terms respectively.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN